Filed pursuant to Rule 424(b)(3)

Registration No.: 333-281489

PROSPECTUS SUPPLEMENT No. 13

(To the Prospectus dated May 9, 2025)

BIODEXA PHARMACEUTICALS PLC

4,349,000,000 Ordinary Shares Representing 43,490 American Depositary Shares

This prospectus supplement No. 13 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of May 9, 2025 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 4,349,000,000 of our ordinary shares, nominal value £0.000001 per share, represented by 43,490 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Form 6-K, filed with the Securities and Exchange Commission on February 4, 2026.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on February 3, 2026 was $1.63.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is February 4, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into License Agreement

On February 4, 2026, Biodexa Pharmaceuticals PLC (the “Company”) announced that it had entered into a license and collaboration agreement (the “License Agreement”) with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), pursuant to which Otsuka granted the Company an exclusive, worldwide (excluding Japan) license (the “Licensed Territory”) to develop manufacture and commercialize OPB-171755, to be designated MTX240 (“MTX240”)), a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. The Company intends to initially develop MTX240 for the treatment of gastrointestinal stromal tumors.

Pursuant to the License Agreement, the Company will be responsible for all development, manufacturing and commercialization activities for MTX240 in the Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the license, the Company made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. The Company is also obligated to pay Otsuka a percentage of any sublicense income it receives, subject to certain exceptions.

The License Agreement will be filed as an exhibit to a future filing and the foregoing summary of the License Agreement is qualified in its entirety by reference to such exhibit.

The information included under the heading “Entry into License Agreement” in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On February 4, 2026, the Company issued a press release announcing the entry into the License Agreement, a copy of which is furnished as Exhibit 99.1 and incorporated by reference herein.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the proposed initial indication for MTX240. The risks and uncertainties involved include the risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of February 2026 is:

Exhibit No.	Description

99.1	Press release dated February 4, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: February 4, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer

Exhibit 99.1

February 4, 2026

Biodexa Announces Exclusive License of Otsuka’s OPB-171775,

a potent Phase 1 ready Molecular Glue for GIST

Novel Mechanism of Action Shown to be Effective in TKI Resistant PDX Models

Cardiff, UK – February 4, 2025 – Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of rare diseases with unmet medical needs, today announced the closing of an exclusive license with Otsuka Pharmaceutical Co., Ltd (Otsuka) for OPB-171775. a novel molecular glue intended to be developed for the treatment of gastrointestinal stromal tumours (GIST). The compound also has the potential to be useful in additional indications. In Biodexa’s pipeline, OPB-171775 is to be coded MTX240.

Stephen Stamp, Chief Executive Officer of Biodexa commented "MTX240 represents a fantastic opportunity for Biodexa. Its unique molecular glue mechanism of action separates MTX240 from current standard of care with the potential to benefit a broad spectrum of GIST patients, including those with TKI-resistant disease. MTX240 strategically aligns with our emerging GI/oncology pipeline which includes our ongoing Phase 3 development of eRapa in Familial Adenomatous Polyposis."

About MTX240, its Unique Mechanism of Action and Clinical Rationale

Molecular glue technology represents a novel approach that induces targeted protein interactions, offering a distinct mechanism of action to conventional kinase inhibitors for rare oncology indications.

GIST is driven by activating mutations in the KIT receptor tyrosine kinase. While tyrosine kinase inhibitors (TKIs) such as imatinib, sunitinib, and regorafenib are reported to have significantly improved outcomes for GIST patients, resistance almost always develops through secondary KIT mutations or activation of alternative signalling pathways. This represents a substantial clinical challenge with limited therapeutic options for patients once they have cycled through the available TKIs.

MTX240 acts as a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT signalling. By triggering cell death through this alternative pathway, MTX240 is designed to overcome the resistance mechanisms that render TKI-resistant GISTs refractory to conventional kinase inhibitors. This novel mechanism may provide clinical benefit for a significant proportion of GIST patients, not only those who have developed resistance to TKIs.

In patient derived xenograft (PDX) mice, MTX240 has shown dose-dependent anti-tumor efficacy in imatinib and sunitinib resistant models irrespective of KIT mutation status as demonstrated by E.O. Takaki et al1. in the following charts:

MTX240, referenced as OPB-171775 in the charts, and vehicle were administered once daily for 21 days. Imatinib was administered twice daily for 21 days. The values represent mean tumor volumes +/- standard error of the mean GS5107 (n=3), GS5108 (n=5), GS11353 (n=5).

PDX models use actual tumor tissue harvested from patients, preserving the genetic complexity and treatment resistance patterns of real human cancers. This makes PDX studies far more predictive of human clinical outcomes because they bridge the gap between laboratory discovery and clinical trials5.

Addressing Unmet Medical Need in GIST

GIST is a rare gastrointestinal malignancy affecting approximately 3,000-4,000 patients annually in the United States2, with a significant unmet medical need for patients who develop TKI resistance. Approximately 10-15%3. of GIST patients are either primarily refractory, or develop secondary resistance, to available TKIs, and options for these patients remain limited. MTX240’s novel mechanism represents a potentially differentiated therapeutic approach that circumvents conventional resistance pathways and aligns with Biodexa's strategic focus on rare disease development and addressing important clinical gaps.

The global GIST market is valued at approximately USD 1.3 billion and is expected to grow at 6-10% annually through 2032, driven by rising incidence and emerging therapeutic options targeting treatment-resistant disease4.

GIST qualifies for orphan drug designation in major regulatory jurisdictions, offering potential regulatory advantages and incentives to support drug development.

Licensing and Collaboration Agreement

Under the terms of the license agreement Biodexa has the exclusive rights to develop and commercialize MTX240 globally with the exception of Japan where Otsuka retains its rights. The agreement includes an upfront fee and additional development and regulatory milestones. In addition, tiered royalties in the mid-single digit range are payable on net sales of MTX240.

MTX240 benefits from composition of matter patents in the US, Europe, Japan and various other countries extending through 2037 without any patent term extension.

1.	Takaki EO, Kiyono K, Obuchi Y, et al. A PDE3A-SLFN12 Molecular Glue Exhibits Significant Antitumor Activity in TKI-Resistant Gastrointestinal Stromal Tumors. Clinical Cancer Research. 2024;30(16):3603–3621.
2.	Datar R, et al. Inpatient burden of gastrointestinal stromal tumors in the United States. American Journal of Clinical Oncology. 2012.
3.	Kee D, et al. Current and emerging strategies for the management of gastrointestinal stromal tumors. Nature Clinical Practice Oncology. 2012;9(1):24-33.
4.	Future Market Insights. Gastrointestinal Stromal Tumor (GIST) Therapeutics Market. September 2, 2025
5.	Floc'h N, et al. Optimizing the design of population-based patient-derived xenograft studies to predict drug efficacy in patient populations. Nature Communications. 2018;9:4608

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.